Writer's Direct Number	Writer's E-mail Address
212.756.2208	david.rosewater@srz.com

                   September 6, 2012

VIA EDGAR AND ELECTRONIC MAIL

Perry J. Hindin Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington, D.C. 20549

Re:	The Wet Seal, Inc. (“Wet Seal”) Preliminary Consent Statement On Schedule 14A Filed August 30, 2012 by Clinton Spotlight Fund, L.P. et al. File No. 001-35634

Dear Mr. Hindin:

On behalf of Clinton Spotlight Fund, L.P. and its affiliates (“Clinton”), Raphael Benaroya, Dorrit M. Bern, Lynda J. Davey, Mindy C. Meads and John S. Mills (each, a “Filing Person” and collectively, with Clinton, the “Filing Persons”), we are responding to your letter dated September 5, 2012 (the “SEC Comment Letter”) in connection with the Preliminary Consent Statement on Schedule 14A filed on August 30, 2012 (the "Preliminary Consent Statement"). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission") and respond below.  For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, Clinton is filing a revised Preliminary Consent Statement on Schedule 14A (the "Revised Consent Statement").  The Revised Consent Statement reflects revisions made to the Preliminary Consent Statement in response to the comments of the Staff.  Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Preliminary Consent Statement, while the page numbers in the responses refer to pages in the Revised Consent Statement.  Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Consent Statement.

For your convenience, we are emailing to your attention copies of the Revised Consent Statement, including a copy marked to show the changes from the Preliminary Consent Statement.

Perry J. Hindin
September 6, 2012

General

1.
Please confirm that the filing persons will post the consent solicitation materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials.  Refer to Exchange Act Rule 14a-16.

In response to your comment, the Filing Persons hereby confirm that they will post the consent solicitation materials to a publicly-accessible website and have provided notice that the materials are available and an explanation of how to access those materials on page 27 of the Revised Consent Statement.

Reasons for Our Solicitation, page 12

2.
We note that the filing persons have made the following statement in their soliciting materials that appears to impugn the character, integrity or personal reputation of the Company's management and board of directors, all without adequate factual foundation:

●
"The increase in pay for four of the Company's five directors that was adopted by fiat in August 2012 under the guise of paying directors for the increased duties associated with reviewing the Company's capital structure and strategic alternatives, tasks which we believe are customary for any responsible director and for which the Board was already adequately compensated."  Emphasis added.

Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements.  In addition, as to matters for which the filing persons do not have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation.  Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there most be a reasonable basis for each opinion or belief that the filing persons express.  Please refer to Note (b) to Rule 14a-9.

In response to your comment, the Filings Persons have revised the above statement in compliance with Rule 14a-9.  Please see page 12 of the Revised Consent Statement.  The revised statement is factually supported by Wet Seal's press release issued on August 21, 2012, titled "The Wet Seal, Inc. Announces Second Quarter Fiscal 2012 Results and Provides Financial Outlook for Third Quarter 2012", a copy of which is attached as Exhibit A hereto.

3.
We refer you the last paragraph on page 13 ("We believe our Nominees…can help guide the Company to a business plan…") and to the fifth paragraph on page 14 ("…we provided Wet Seal with a presentation summarizing…what we believe to be viable strategies for improving performance and increasing stockholder value…").  In addition to hiring an executive management team, as discussed in the above paragraph on page 13 and the self-tender offer and sale of the Company discussed on page 14, please disclose the other "viable strategies," if any.

Perry J. Hindin
September 6, 2012

In response to your comment, the Filings Persons respectfully advise the Staff that, while they believe there are viable strategies, such as changes to Wet Seal's merchandising decision-making processes, information technology systems, marketing and customer loyalty programs and use of excess cash, available to Wet Seal in addition to hiring an executive management team and pursuing a self-tender offer and sale of Wet Seal, it is not relevant to include such alternative strategies in the consent statement because the newly reconstituted Board, including the Nominees, and not Clinton, will devise a business plan for Wet Seal and will decide which strategic actions to pursue in connection therewith.  The Filing Persons have revised the disclosure on page 13 of the Preliminary Consent Statement you specifically refer to above to clarify that the Nominees, and not Clinton, will be responsible for choosing a business plan and viable strategies for Wet Seal.  Please see page 13 of the Revised Consent Statement.

Proposal 3 – Removal of Directors, page 18

4.
We note that your proposal and consent card ask shareholders to consent, withhold consent or abstain with respect to your proposal to remove four of the five current directors.  It is the staff's view that, consistent with Exchange Act Rule 14a-4(b), a form of consent containing a proposal to remove the board of directors must provide shareholders with the means to withhold authority for the removal of each individual director.  Please revise the description of the proposal, and your consent card, to clarify that shareholders may consent, withhold consent or abstain with respect to each individual director.  Please also provide disclosure addressing which Nominees will fill vacancies to the extent that shareholders vote to remove less than all of the Company's directors serving at the time Clinton delivers consents from holders of a majority of the outstanding shares of the Class A Common Stock in accordance with Section 228 of the DGCL.  In such a scenario, also indicate which Nominees will fill such vacancies in the event two or more Nominees receive the same number of consents in favor of his or her election.  We note the disclosure set forth in the third paragraph of page 22.

In response to your comment, the Filings Persons have revised the description of Proposal 3 and the consent card in the Revised Consent Statement to clarify that shareholders may withhold authority for the removal of each individual director.  Please see the disclosure on pages 18, 22 and 26 of the Revised Consent Statement and the accompanying consent card.  In addition, the Filing Persons have disclosed in the Revised Consent Statement which Nominees will fill vacancies to the extent that shareholders vote to remove less than four of the Wet Seal directors Clinton proposes to remove and which Nominees will fill such vacancies in the event two or more Nominees receive the same number of consents in favor of his or her election.  Please see the disclosure on page 22 of the Revised Consent Statement.

Perry J. Hindin
September 6, 2012

Proposal 4 – Election of Directors, page 19

5.
We note your statement in the second paragraph of page 22 regarding a substitute candidate and that "Clinton will supplement this Consent Statement." Please confirm that should Clinton nominate substitute nominees before Clinton delivers consents from  holders of a majority of the outstanding shares of the Class A Common Stock in accordance with Section 228 of the DGCL, it will file an amended Consent Statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised consent statement and to serve if elected and (3) includes the disclosure required by Item 5(b) and 7 of Schedule 14A with respect to such nominees.

In response to your comment, the Filing Persons hereby confirm that if Clinton nominates substitute nominees before Clinton delivers consents from holders of a majority of the outstanding shares of the Class A Common Stock in accordance with Section 228 of the DGCL, they will file an amended Consent Statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised consent statement and to serve if elected and (3) includes the disclosure required by Item 5(b) and 7 of Schedule 14A with respect to such nominees.

Solicitation of Consents, page 26

6.
Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting consents must be filed under cover of Schedule 14A on the date of first use.  Refer to Rules 14a-6(b) and (c).  Please confirm your understanding.

In response to your comment, the Filing Persons hereby confirm their understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting consents, must be filed under cover of Schedule 14A on the date of first use.

Information Concerning Wet Seal, page 27

7.
We note that the Consent Statement refers shareholders to information that it has omitted from the Consent Statement "that is required by applicable law to be included in the Company's proxy statement" and refers shareholders to information, including beneficial ownership information, contained in the Company's proxy statement filed on April 6, 2012 in connection with its 2012 annual meeting.  However, Clinton is also required to provide the disclosure set forth in Item 7 of Schedule 14A.  If it is the intention of the participants to rely upon Exchange Act Rule 14a-5(c) to refer to this information, please note that Rule 14a-5(c) allows omission of required information from a proxy or consent statement only to the extent such information is contained in other proxy material that has been furnished to each person solicited in connection with the same meeting or subject matter.  This does not include the Company's April 6 proxy statement.  Please also note that to the extent you revise this section to refer shareholders to information that may be included in a consent revocation statement to be filed by the Company, we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate.  Alternatively, if the participants determine to disseminate the Consent Statement prior to the distribution of the Company's consent revocation statement, if any, it must undertake to provide the omitted information to security holders.  Please revise the current disclosure accordingly and advise as to Clinton's intent in this regard.

Perry J. Hindin
September 6, 2012

In response to your comment, and pursuant to our discussions with the Staff, the Filing Persons have indicated, at page 27 of the Revised Consent Statement, an undertaking to distribute to the stockholders a supplement containing the required information, prior to consummation of the consent solicitation, if the Company does not distribute a consent revocation statement to its stockholders prior to such time.  If the Company does so distribute a consent revocation statement, the Filing Persons will file a supplement to the consent statement with the Commission referring stockholders to such consent revocation statement.
* * *

In closing, attached to this response letter, please find a signed statement by the Filing Persons with the representations contained in the Staff Comment Letter.  The Filing Persons acknowledge that the Division of Enforcement has access to all information the Filing Persons provide to the staff of the Division of Corporation Finance in its review of the Filings Persons filings or in response to comments on filings.  Please direct additional comments to me at (212) 756-2208 or Marc Weingarten at (212) 756-2280.

Very truly yours,

/s/ David Rosewater
David Rosewater

Each of the undersigned (each a “participant”) hereby acknowledges that (i) the participant and/or filing person is responsible for the adequacy and accuracy of the disclosure in the filings on Schedule 14A; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the participant and/or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: September 6, 2012
CLINTON SPOTLIGHT FUND, L.P. By: Clinton Group, Inc., its investment manager By: /s/ Francis Ruchalski Name: Francis Ruchalski Title: Chief Financial Officer	CLINTON SPOTLIGHT MASTER FUND, L.P. By: Clinton Group, Inc., its investment manager By: /s/ Francis Ruchalski Name: Francis Ruchalski Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD. By: Clinton Group, Inc., its investment manager By: /s/ Francis Ruchalski Name: Francis Ruchalski Title: Chief Financial Officer	CLINTON RETAIL OPPORTUNITY PARTNERSHIP, L.P. By: Clinton Group, Inc., its investment manager By: /s/ Francis Ruchalski Name: Francis Ruchalski Title: Chief Financial Officer

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD. By: Clinton Group, Inc., its investment manager By: /s/ Francis Ruchalski Name: Francis Ruchalski Title: Chief Financial Officer	CLINTON GROUP, INC. By: /s/ Francis Ruchalski Name: Francis Ruchalski Title: Chief Financial Officer

/s/ George E. Hall George E. Hall	/s/ Raphael Benaroya Raphael Benaroya

/s/ Dorrit M. Bern Dorrit M. Bern	/s/ Lynda J. Davey Lynda J. Davey

/s/ Mindy C. Meads Mindy C. Meads	John S. Mills

EXHIBIT A

The Wet Seal, Inc. Press Release, dated August 21, 2012

[See attached]

August 21, 2012

The Wet Seal, Inc. Announces Second Quarter Fiscal 2012 Results and Provides Financial Outlook for Third Quarter 2012

Announces a Return to its Proven Fast Fashion Merchandising Approach to Improve Performance

Addresses Strategic Initiatives to Enhance Shareholder Value

FOOTHILL RANCH, CA, August 21, 2012 (BUSINESS WIRE) – The Wet Seal, Inc. (Nasdaq: WTSLA), a leading specialty retailer to young women, announced results for its fiscal second quarter ended July 28, 2012 and provided its financial outlook for the third quarter of fiscal 2012. The Company also announced that it is refocusing on its proven fast fashion merchandising approach to improve overall performance and is implementing several strategic initiatives to enhance shareholder value.

Hal Kahn, Chairman of the Board of The Wet Seal, Inc., said: “The end of the second quarter was the beginning of an important transition period for Wet Seal as we made the decision to return to our core expertise of fast fashion merchandising. We began taking aggressive actions to refocus our strategy in a way that we believe will address the issues that resulted in this disappointing quarter. We are returning to merchandising to a broader demographic, including the young teen customer, sourcing a wider variety of product more directly from fast fashion vendors, committing to merchandise purchases closer to time of need, and focusing our price points on our core customer, which long supported success at the Company.”

Mr. Kahn added: “As we execute on this return to our core expertise, we expect it will take several months to begin to realize the impact of the transition in our merchandise and in-store marketing. So, while we expect continued weak performance through the third quarter, we believe that this trend will bottom out in the coming months and that we will begin to see clear signs of improvement in the fourth quarter – ultimately returning to a level of sales and earnings that this strategy has driven for many years. As a result, we believe the Company will be positioned to stabilize the business during the holiday season and 2013.”

For the second quarter:

●	Net sales totaled $135.3 million versus net sales of $148.8 million in the prior year second quarter.
●	Consolidated comparable store sales decreased 11.1%; comparable store sales for Wet Seal decreased 11.0% and for Arden B decreased 11.6%.
●
Operating loss was $19.5 million, or 14.4% of net sales, compared to operating income of $3.3 million, or 2.2% of net sales, in the year-ago quarter. Excluding the effect of non-cash asset impairment charges and estimated CEO severance costs, operating loss totaled $8.6 million in the current year quarter. Excluding the effect of non-cash asset impairment charges, operating income was $4.4 million in the same period last year.

●
Net loss totaled $12.4 million, or $0.14 per diluted share, as compared to net income of $2.2 million, or $0.02 per diluted share, in the prior year quarter. Excluding the after-tax effect of the non-cash asset impairment charges and estimated CEO severance costs, net loss was $5.8 million, or $0.07 per diluted share, in the current year quarter. Excluding the after-tax effect of non-cash asset impairment charges, net income totaled $2.8 million, or $0.03 per diluted share, in the year-ago quarter.

●	At quarter’s end, the Company’s inventory per square foot was reduced by 6% versus the end of the prior year quarter, with Wet Seal down 4% and Arden B down 21%.

●
The Company generated cash flows from operations of $6.2 million during the quarter, and ended it with $146.5 million of cash and cash equivalents, and no debt. Due to the timing of the quarter’s close, the Company had not yet paid its August rents and other landlord costs at that time. Typically, including at the end of the prior year quarter, the Company had made such payments during the quarter being reported. If the Company had made these payments by the end of the current year quarter, its cash used in operations would have been $3.4 million and its cash balance at the end of the quarter would have been $136.9 million.

Mr. Kahn said: “These results are well below where we believe the Company is capable of performing when we have the right fast fashion merchandise mix in our stores. We have a seasoned team of merchandisers and senior professionals that have many years of experience successfully executing fast fashion strategies at Wet Seal, and we believe that this return to what we know best will revitalize our results in the near term.”

Mr. Kahn continued: “While the Board will continue to have a dialogue with all of our investors and remains open to considering all strategic opportunities available to the business, we are confident that we have the team, resources and strong balance sheet required to successfully implement our strategy. During this period of transition, we have taken additional steps to ensure that we maintain the appropriate level of support and stability to ensure seamless execution of our fast fashion strategy and optimal value for all shareholders.”

CEO Transition and Interim Leadership

On July 23, 2012, the Board announced the departure of the Company’s Chief Executive Officer, Susan McGalla, after determining that the current business and economic environment called for a change in the Company’s transition toward a focused fashion merchandising strategy and a prompt return to its fast fashion merchandising strategy.

“We greatly appreciate Susan McGalla’s leadership during her tenure at The Wet Seal, and we are grateful for the contributions she made to the Company, particularly the efforts to improve brand appeal for a focused fashion merchandising strategy, and to build company infrastructure and a strong leadership team which should help Wet Seal as it moves forward,” Mr. Kahn said. “The lagging economic recovery and other pressures on retail sales made it necessary for us to change our strategy in a timely fashion. We wish Susan all the best in her future endeavors.”

The Company is currently being led by the Board-appointed Office of the Chairman, which includes Mr. Kahn, the Company’s non-executive Chairman, President and Chief Operating Officer Ken Seipel, and Chief Financial Officer Steve Benrubi. Mr. Kahn has assumed direct leadership responsibility for all merchandising and marketing functions at the Company. Mr. Kahn is a long-time member of the Board and has over 35 years of industry experience. He was previously the CEO of Macy’s East.

The Board has hired a leading executive recruiter, Korn/Ferry International, to assist in its search for a Chief Executive Officer. It is too early in the search process to establish a useful timetable for selection of a new Chief Executive Officer.

Review of Capital Plan and Strategic Initiatives

In addition to creating the new Office of the Chairman under Mr. Kahn’s leadership, the Company’s Board of Directors has appointed a Strategic Oversight Committee, comprised of Board members Sidney Horn, Kenneth Reiss and Henry Winterstern, which will be responsible for reviewing and making recommendations to the Board concerning the Company’s capital allocation as well as evaluating potential strategic initiatives to enhance shareholder value.

The Board has engaged the firms Guggenheim Securities, LLC and Peter J. Solomon Company, L.P. to act as financial advisors to the Company on a variety of issues, including an assessment of the Company’s capital needs, cash balance and potential strategic options to enhance shareholder value. The Committee will consider the Company’s cash position in light of its recent negative financial performance, revised operational strategy and other potential strategic opportunities available to the Company. The Committee plans to provide timely updates to stakeholders on its significant decisions and actions, as warranted.

Employee Retention Plan

To retain the talent critical to executing the Company’s strategy and maximizing shareholder value, the Company has implemented an Employee Retention Plan for 35 employees.

Mr. Kahn said, “Wet Seal’s senior leadership and merchandising teams are very in tune with the Company’s target customer base and have extensive experience executing the fast fashion merchandising strategy we have relied on for many years. We believe it is critical to retain this talent base, and this retention plan will help provide stability and continuity for the Company during this important transition period.”

In addition, in recognition of the significant additional duties being assumed by Chairman Hal Kahn and members of the Board’s Strategic Oversight Committee, their compensation has been increased for a six month period.

Please see the Company’s Form 8-K filed today with the Securities and Exchange Commission for more details on the Employee Retention Plan and on changes in Director compensation.

Shareholder Rights Plan

The Board has adopted a short-term Shareholder Rights Plan (“Rights Plan”), which is scheduled to expire on June 30, 2013 and which is intended to protect all of the Company’s shareholders while the Company implements its return to its fast fashion strategy so that all shareholders will be able to realize the underlying value of their investment in the Company. The rights are not being distributed in response to any specific effort to acquire control of the Company. The rights are designed to ensure that the Board of Directors has sufficient time to consider any proposal and make sure that all stockholders receive fair and equal treatment in the event of any proposed takeover of the Company.

In addition, the Rights Plan will guard against partial tender offers, open market accumulations and other coercive tactics aimed at gaining control of the Company without paying all stockholders a full control premium for their shares. Under the Rights Plan, one preferred stock purchase right will be distributed for each share of Class A common stock held by stockholders of record on September 4, 2012.

Subject to limited exceptions, the Rights Plan will be triggered if a person or group acquires 10% or more of the outstanding Class A common stock of the Company or announces a tender offer for 10% or more of the Class A common stock.

Please see the Company’s Form 8-K filed today with the Securities and Exchange Commission for more details on the Rights Plan.

Store Openings and Closings

During the quarter, the Company opened three stores and closed four stores at Wet Seal, with no store openings and two store closings at Arden B. At July 28, 2012, the Company operated 550 stores in 47 states and Puerto Rico, including 468 Wet Seal stores and 82 Arden B stores.

As the Company focuses on restoring its fast fashion merchandising strategy, it has deferred making additional new store opening commitments in its Wet Seal division through the remainder of fiscal 2012. The Company’s real estate plan is now expected to total from two to four net store closings at Wet Seal for fiscal 2012, which is a decrease from its prior plan of 20 to 22 net store openings. At Arden B, the Company’s real estate plan remains unchanged from its prior plan, with 15 to 20 net store closings during fiscal 2012. As a result, the Company estimates it will end fiscal 2012 with 468 to 470 Wet Seal stores and 66 to 71 Arden B stores.

Capital Expenditures and Depreciation

The Company invested $7.8 million in capital expenditures during the quarter, including $6.6 million for construction of new stores and remodeling of existing stores. The Company recognized tenant improvement allowances of $0.8 million, associated primarily with new store construction, which resulted in net capital expenditures for the quarter of $7.0 million.

Depreciation in the quarter totaled $4.6 million as compared to $4.8 million in the prior year period.

The Company now forecasts fiscal 2012 net capital expenditures will range between $20 million to $22 million, with between $14 million and $15 million for construction of new stores or remodeling of existing stores upon lease renewals and/or store relocations. This updated capital expenditure guidance represents a decrease from previous guidance for 2012 of $27 million to $29 million.

Income Taxes

The Company had an effective income tax rate of 36.7% for the quarter, which included the effect of a $0.3 million write-off of certain deferred tax assets in the quarter. The Company expects its effective rate for the fiscal year to be approximately 37.6%.

Third Quarter Fiscal 2012 Financial Outlook

For the third quarter of fiscal 2012, the Company estimates net loss per diluted share in the range of $0.13 to $0.16 versus net income per diluted share of $0.04 in the prior year third quarter.

The financial outlook is based on the following assumptions:

●	Total net sales between $128 million and $133 million versus $152.1 million in the third quarter of fiscal 2011.
●
Comparable store sales decrease between 14% and 18% versus a 0.9% decline in the prior year third quarter. This decrease assumes progressive improvements in comparable store sales from month to month as the Company proceeds through the quarter.

●
Gross margin rate between 15.3% and 17.6% of net sales versus 30.5% in the prior year quarter, with the decline driven primarily by aggressive promotion to re-merchandise the stores during the current year quarter and the deleveraging effect of lower comparable store sales on occupancy and buying costs.

●
SG&A expense between 31.7% and 32.9% of net sales versus 26.0% in the prior year quarter, with the increase due mainly to the deleveraging effect of lower comparable store sales. SG&A expenses for the current year quarter include incremental legal, professional and director fees of approximately $0.9 million associated with the initiatives being led by the Company’s Strategic Oversight Committee.

●
Operating loss between $18.7 million and $22.5 million compared to operating income of $6.1 million in the prior year quarter. The prior year quarter operating income included $0.7 million in non-cash asset impairment charges.

●	Interest expense of less than $0.1 million versus interest income of less than $0.1 million in the prior year quarter.
●	Income tax benefit of between $7.2 million and $8.6 million compared to income tax expense of $2.4 million in the prior year quarter.
●	Net new store openings of four stores at Wet Seal and net store closings of one store at Arden B.

Conference Call

The Company will host a conference call and Q&A session at 1:30 p.m. Pacific Time today. To participate in the conference call, please dial 877-407-3982 or 201-493-6780. A broadcast of the call will also be available on the Company’s website, www.wetsealinc.com. A replay of the call will be available through August 28, 2012. To access the replay, please call 877-870-5176 or 858-384-5517 and provide ID number 397522.

About The Wet Seal, Inc.

Headquartered in Foothill Ranch, California, The Wet Seal, Inc. is a leading specialty retailer of fashionable and contemporary apparel and accessory items. As of July 28, 2012, the Company operated a total of 550 stores in 47 states and Puerto Rico, including 468 Wet Seal stores and 82 Arden B stores. The Company’s products can also be purchased online at www.wetseal.com or www.ardenb.com. For more company information, visit www.wetsealinc.com.

Safe Harbor

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: This news release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements that relate to the Company’s financial outlook for its third quarter of fiscal 2012, its store opening and capital spending plans for all of fiscal 2012, and its merchandising, capital planning and other strategic action plans, or any other statements that relate to the intent, belief, plans or expectations of the Company or its management. All forward-looking statements made by the Company involve material risks and uncertainties and are subject to change based on factors beyond the Company’s control. Accordingly, the Company’s future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Company’s filings with the Securities and Exchange Commission. This news release contains results reflecting partial year data and non-fiscal data that may not be indicative of results for similar future periods or for the full year. The Company will not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Exhibit A

The Wet Seal, Inc.
Condensed Consolidated Balance Sheets
(000’s Omitted)
(Unaudited)

	July 28, 2012	January 28, 2012	July 30, 2011
ASSETS
Cash and cash equivalents	$146,470	$157,185	$109,566
Short-term investments	—	—	38,230
Merchandise inventories	41,479	31,834	43,176
Other current assets	8,767	6,215	17,620
Deferred taxes	20,133	20,133	19,649

Total current assets	216,849	215,367	228,241
Net equipment and leasehold improvements	79,874	88,324	93,164
Deferred taxes	31,081	23,780	27,516
Other assets	3,034	3,062	3,034

Total assets	$330,838	$330,533	$351,955

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable – merchandise	$24,738	$18,520	$29,287
Accounts payable – other	11,828	8,269	14,221
Accrued liabilities	26,112	25,096	26,248
Current portion of deferred rent	3,018	2,561	3,435

Total current liabilities	65,696	54,446	73,191
Deferred rent	33,068	33,091	31,800
Other long-term liabilities	1,855	1,924	1,700

Total liabilities	100,619	89,461	106,691
Total stockholders’ equity	230,219	241,072	245,264

Total liabilities and stockholders’ equity	$330,838	$330,533	$351,955

Exhibit A (Continued)

The Wet Seal, Inc.
Condensed Consolidated Statements of Operations
(000’s Omitted, Except Share Data)
(Unaudited)

	13 Weeks Ended		26 Weeks Ended
	July 28, 2012	July 30, 2011	July 28, 2012	July 30, 2011
Net sales	$135,261	$148,770	$283,206	$304,810

Gross margin	30,802	46,077	74,405	99,522
Selling, general & administrative expenses	41,372	41,695	81,810	81,555
Asset impairment	8,973	1,057	12,579	1,316

Operating (loss) income	(19,543)	3,325	(19,984)	16,651
Interest (expense) income, net	(8)	22	(18)	51

(Loss) income before (benefit) provision for income taxes	(19,551)	3,347	(20,002)	16,702
(Benefit) provision for income taxes	(7,182)	1,149	(7,360)	6,491

Net (loss) income	$(12,369)	$2,198	$(12,642)	$10,211

Weighted average shares, basic	88,585,063	95,731,926	88,536,020	97,324,336
Net (loss) income per share, basic (1)	$(0.14)	$0.02	$(0.14)	$0.10
Weighted average shares, diluted	88,585,063	95,835,044	88,536,020	97,399,349
Net (loss) income per share, diluted (1)	$(0.14)	$0.02	$(0.14)	$0.10

(1)
Calculation of the Company’s earnings per share requires the allocation of net income among common shareholders and participating security holders. The net (loss) income available to common shareholders used to calculate basic and diluted earnings per share was $(12,369) and $(12,642) for the 13 and 26 weeks ended July 28, 2012, respectively, and $2,139 and $9,962 for the 13 and 26 weeks ended July 30, 2011, respectively.

Exhibit A (continued)
The Wet Seal, Inc.
Consolidated Statements of Cash Flows
(000’s Omitted)
(Unaudited)

	26 Weeks Ended
	July 28,	July 30,
	2012	2011
CASH FLOW FROM OPERATING ACTIVITIES:
Net (loss) income	$(12,642)	$10,211
Adjustments to reconcile net (loss) income to net cash provided by Operating activities:
Depreciation and amortization	9,261	9,481

Amortization of premium on investments	—	460
Amortization of deferred financing costs	54	52
Amortization of stock payment in lieu of rent	—	31

Asset impairment	12,579	1,316
Loss on disposal of equipment and leasehold improvements	483	46
Deferred income taxes	(7,301)	5,739
Stock-based compensation	1,992	1,960
Changes in operating assets and liabilities:

Income taxes receivable	(460)	—
Other receivables	(299)	(599)
Merchandise inventories	(9,645)	(9,840)
Prepaid expenses and other assets	(1,847)	(2,481)

Other non-current assets	28	(106)
Accounts payable and accrued liabilities	8,511	9,841

Income taxes payable	—	(60)
Deferred rent	434	997
Other long-term liabilities	(69)	(66)

Net cash provided by operating activities	1,079	26,982

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment and leasehold improvements	(11,591)	(14,096)
Proceeds from sale of marketable securities	—	12,000

Net cash used in investing activities	(11,591)	(2,096)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from exercise of stock options	19	495

Repurchase of common stock	(222)	(41,177)

Net cash used in financing activities	(203)	(40,682)

DECREASE IN CASH AND CASH EQUIVALENTS	(10,715)	(15,796)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	157,185	125,362

CASH AND CASH EQUIVALENTS, END OF PERIOD	$146,470	$109,566

Exhibit B
Segment Reporting (Unaudited)

The Company operates exclusively in the retail apparel industry in which it sells fashionable and contemporary apparel and accessories items, primarily through mall-based chains of retail stores, to female consumers with a young, active lifestyle. The Company has identified two operating segments (“Wet Seal” and “Arden B”) as defined under applicable accounting standards. E-commerce operations for Wet Seal and Arden B are included in their respective operating segments. Information for the 13 and 26 weeks ended July 28, 2012, and July 30, 2011, for the two reportable segments is set forth below (in thousands, except store counts and sales per square foot):

Thirteen Weeks Ended July 28, 2012	Wet Seal	Arden B	Corporate	Total
Net sales	$113,739	$21,522	n/a	$135,261
% of total sales	84%	16%	n/a	100%
Comparable store sales % decrease	(11.0)%	(11.6)%	n/a	(11.1)%
Operating loss	$(8,579)	$(1,578)	$(9,386)	$(19,543)
Interest expense, net	$—	$—	$(8)	$(8)
Loss before benefit for income taxes	$(8,579)	$(1,578)	$(9,394)	$(19,551)
Depreciation	$3,723	$456	$391	$4,570
Number of stores as of period end	468	82	n/a	550
Sales per square foot	$58	$75	n/a	$60
Square footage as of period end	1,870	254	n/a	2,124

Thirteen Weeks Ended July 30, 2011	Wet Seal	Arden B	Corporate	Total
Net sales	$125,033	$23,737	n/a	$148,770
% of total sales	84%	16%	n/a	100%
Comparable store sales % increase	6.2%	5.0%	n/a	6.0%
Operating income (loss)	$10,280	$1,449	$(8,404)	$3,325
Interest income, net	$—	$—	$22	$22
Income (loss) before provision for income taxes	$10,280	$1,449	$(8,382)	$3,347
Depreciation	$3,929	$504	$381	$4,814
Number of stores as of period end	460	82	n/a	542
Sales per square foot	$65	$85	n/a	$67
Square footage as of period end	1,832	253	n/a	2,085

Twenty-Six Weeks Ended July 28, 2012	Wet Seal	Arden B	Corporate	Total
Net sales	$239,914	$43,292	n/a	$283,206
% of total sales	85%	15%	n/a	100%
Comparable store sales % decrease	(8.9)%	(11.5)%	n/a	(9.3)%
Operating income (loss)	$745	$(2,882)	$(17,847)	$(19,984)
Interest expense, net	$—	$—	$(18)	$(18)
Income (loss) before benefit for income taxes	$745	$(2,882)	$(17,865)	$(20,002)
Depreciation	$7,577	$911	$773	$9,261
Sales per square foot	$122	$150	n/a	$125

Twenty-Six Weeks Ended July 30, 2011	Wet Seal	Arden B	Corporate	Total
Net sales	$256,086	$48,724	n/a	$304,810
% of total sales	84%	16%	n/a	100%
Comparable store sales % increase	7.3%	2.4%	n/a	6.5%
Operating income (loss)	$29,094	$4,014	$(16,457)	$16,651
Interest income, net	$—	$—	$51	$51
Income (loss) before provision for income taxes	$29,094	$4,014	$(16,406)	$16,702
Depreciation	$7,713	$1,044	$724	$9,481
Sales per square foot	$134	$171	n/a	$139

Exhibit B (Continued)

The “Corporate” column is presented solely to allow for reconciliation of store contribution amounts to consolidated operating income (loss), interest income or expense, net, and income (loss) before provision (benefit) for income taxes. Wet Seal and Arden B segment results include net sales, cost of sales, asset impairment and other direct store and field management expenses, with no allocation of corporate overhead or interest income and expense. Corporate expenses during the 13 and 26 weeks ended July 28, 2012, include $1.9 million of estimated CEO severance costs.

Wet Seal operating segment results during the 13 and 26 weeks ended July 28, 2012, and July 30, 2011, include $7.9 million, $10.6 million, $0.6 million and $0.8 million, respectively, of asset impairment charges.

Arden B operating segment results during the 13 and 26 weeks ended July 28, 2012, and July 30, 2011, include $1.1 million, $2.0 million, $0.5 million and $0.5 million, respectively, of asset impairment charges.

Exhibit C

Reconciliation of Non-GAAP Financial Measures to Most Directly Comparable Financial Measures

Included within this press release are references to net cash (used in) provided by operating activities, operating (loss) income, net (loss) income and net (loss) income per diluted share excluding the effect of certain adjustments and charges, which are measures not in compliance with accounting principles generally accepted in the United States of America, or “non-GAAP financial measures.” The following is a reconciliation of these non-GAAP financial measures to the applicable GAAP financial measures for the 13 week periods ended July 28, 2012, and July 30, 2011 (in millions, except for net (loss) income per diluted share):

13 Weeks Ended				13 Weeks Ended
July 28, 2012				July 30, 2011
Net Cash (Used in) Provided by Operating Activities	Operating Loss	Net Loss	Net Loss Per Diluted Share	Operating Income	Net Income	Net Income Per Diluted Share

Financial measure before certain adjustments and charges (non-GAAP)	$(3.4)	$(8.6)	$(5.8)	$(0.07)	$4.4	$2.8	$0.03
Adjustments:
August 2012 landlord payments timing difference	9.6	—	—	—	—	—	—
Charges:
Estimated CEO severance costs, net of income taxes	—	(1.9)	(1.2)	(0.01)	—	—	—
Non-cash asset impairment charges, net of income taxes	—	(9.0)	(5.4)	(0.06)	(1.1)	(0.6)	(0.01)

GAAP financial measure	$6.2	$(19.5)	$(12.4)	$(0.14)	$3.3	$2.2	$0.02

Due to the relatively early timing of its second quarter of fiscal 2012 end date, the Company had not yet paid August 2012 rents and other landlord costs at that time, and instead paid those costs in the third quarter of fiscal 2012. As a result, the Company paid only two calendar months of these costs during the second quarter of fiscal 2012 versus typical payment of three calendar months of such costs within a fiscal quarter. Given this unique payment cycle, the Company believes the presentation of cash flows used in operating activities for the second fiscal quarter of 2012 assuming the typical three calendar months of rents and other landlord costs being paid is beneficial to investors’ understanding of the Company’s operating cash flows.

During the second quarter of fiscal 2012, the Company recorded significant estimated severance costs related to the departure of its Chief Executive Officer. Given the unique nature and substantial amount of these charges, the Company believes presentation of historical financial information excluding these charges to be beneficial to its investors.

From time to time, the Company determines the carrying values of certain of its long-lived assets are not supported by their anticipated future cash flows and, as a result, must record non-cash charges to impair these assets. The timing and magnitude of these charges can be sporadic, thus significantly affecting the reported financial results of the fiscal period in which they are recorded. Given the unique nature and sporadic timing of these charges, the Company consistently presents these charges as a separate line item within its statements of operations and, similarly, believes the presentation of its historical financial information excluding these non-cash charges to be beneficial to its investors.

The Wet Seal, Inc.
Steven H. Benrubi
(949) 699-3947

Source: The Wet Seal, Inc.

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